Pricing Supplement dated January 13, 2010
to the Product Prospectus Supplement ERN-ETF-1 dated January 12, 2010, the Prospectus dated January 11, 2010 and
the Prospectus Supplement dated January 11, 2010
$2,507,000 Royal Bank of Canada Buffered Bullish Digital Notes Linked to the iShares® MSCI EAFE Index Fund, due April 18, 2011

Royal Bank of Canada is offering the Buffered Bullish Digital Notes (the “Notes”) linked to the performance of the Reference Asset named below.  The prospectus dated January 11, 2010, the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 12, 2010 describe terms that will apply generally to the Notes, including any Notes you purchase.  Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement.  In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this pricing supplement carefully. In particular, you should understand that your return on the Notes will not exceed 15.00% of their Principal Amount.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets Corporation

Reference Asset:	iShares® MSCI EAFE Index Fund

Bloomberg Ticker:	EFA UP

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof (the “Principal Amount”)

Pricing Date:	January 13, 2010

Issue Date:	January 19, 2010

CUSIP:	78008HVP2

Valuation Date:	April 13, 2011

Digital Coupon:	15.00%

Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 Principal Amount per note (the “Principal Amount”) equal to:

Principal Amount + (Principal Amount × Digital Coupon)

If, on the Valuation Date, the Percentage Change is negative, but not by more than the Buffer Percentage (that is, the Percentage Change is between zero and -10%), then the investor will receive the Principal Amount only.

If, on the Valuation Date, the Percentage Change is negative, by more than the Buffer Percentage (that is, the Percentage Change is between -10.01% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + [(Principal Amount x (Percentage Change + Buffer Percentage)) x Downside Multiplier]

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula: Final level - Initial Level Initial Level

Initial Level:	57.59

Final Level:	The closing level of the Reference Asset on the Valuation Date.

Downside Multiplier:	1.11 (1.11% loss for every 1% decrease below the buffer)

Buffer Percentage:	10%

Buffer Level:	51.83 (90% of the Initial Level)

Maturity Date:	April 18, 2011, subject to extension for market and other disruptions, as described in the product prospectus supplement.

Term:	Fifteen (15) Months

Principal at Risk:
The Notes are NOT principal protected.  You may lose a substantial portion of your Principal Amount at maturity if there is a decrease in the level of the Reference Asset from the Pricing Date to the Valuation Date.

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion in the product prospectus supplement dated January 12, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the Principal Amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange or quotation system.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on page p-2 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 12, 2010, as modified by this pricing supplement.

Calculation Agent:	RBC Capital Markets Corporation

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Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated January 12, 2010.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

The Notes will not be listed on any securities exchange. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

 No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

	Per Note	Total
Price to public	100%	$2,507,000
Underwriting discounts and commission	1%	$25,070
Proceeds to Royal Bank	99%	$2,481,930

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $10.00 per $1,000 in Principal Amount of the Notes and a portion of that commission was used to allow selling concessions to other dealers of $10.00 per $1,000 in Principal Amount of the Notes.  The price of the Notes also included a profit of $7.00 per $1,000 in Principal Amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. The total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, was $17.00 per $1,000 in Principal Amount of the Notes.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

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ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 12, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which the Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 12, 2010, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.  You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement dated January 12, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000106/c112102424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

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HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical levels of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Level, the Final Level or the level of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate Principal Amount of $1,000, a Buffer Percentage of 10% (the Buffer Level is 90% of the Initial Level), a downside multiplier of 1.11 below the buffer, a Digital Coupon of 15.00%, and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	5%
	Payment at Maturity:	At maturity, if the Percentage Change is positive, then the Payment at Maturity will equal the Principal Amount plus the Digital Coupon.
	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,150, a 15.00% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and is greater than the Digital Coupon).
	Percentage Change:	30%
	Payment at Maturity:
At maturity, if the Percentage Change is positive, then the Payment at Maturity will equal the Principal Amount plus the Digital Coupon, even though the Percentage Change is greater than the Digital Coupon.

	On a $1,000 investment, a 30% Percentage Change results in a Payment at Maturity of $1,150, a 15.00% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).
	Percentage Change:	-8%
	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the Principal Amount.
	On a $1,000 investment, an -8% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).
	Percentage Change:	-20%
	Payment at Maturity:	$1,000 + [($1,000 x (-20% + 10%)) x 1.11] = $1,000 - $111 = $889
	On a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity of $889, a -11.10% return on the Notes.

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INFORMATION REGARDING THE REFERENCE ASSET

We have derived all information contained in this pricing supplement regarding the Reference Asset, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc. (“iShares®”) and BlackRock Fund Advisors (“BFA”), formerly known as Barclays Global Fund Advisors.  We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.  The Reference Asset is an investment portfolio maintained and managed by iShares®. BFA is the investment adviser to the Reference Asset.  The Reference Asset is an exchange traded fund (“ETF”) that trades on the New York Stock Exchange Arca, Inc. (the “NYSE Arca”) under the ticker symbol “EFA.”

iShares® is a registered investment company that consists of numerous separate investment portfolios, including the Reference Asset.  Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding iShares®, BFA, the Reference Asset, please see the Prospectus, dated December 1, 2008 (as supplemented on September 3, 2009).  In addition, information about iShares and the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com.  We make no representation or warranty as to the accuracy or completeness of such information.  Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement or any terms supplement.

Investment Objective and Strategy

The Reference Asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed European, Astralasian and Far Eastern markets, as measured by the MSCI EAFE® Index (the “Underlying Index”). The Reference Asset holds equity securities traded primarily in certain developed markets. The Underlying Index was developed by MSCI Inc. (“MSCI”) as an equity benchmark for international stock performance, and is designed to measure equity market performance in certain developed markets.

As of September 30, 2009, the Reference Asset holdings by country consisted of the following 25 countries:  Australia, Austria, Belgium, Bermuda, the People’s Republic of China, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Jersey, Luxembourg, Mauritius, The Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. In addition, as of such date, the Reference Asset’s three largest holdings by country were Japan, the United Kingdom and France.  As of December 31, 2009, its three largest equity securities were HSBC Holdings PLC, BP PLC and Nestle SA-REG, and its three largest sectors were financials, industrials and consumer discretionary.

The Reference Asset uses a representative sampling strategy (as described below under “— Representative Sampling”) to try to track the Underlying Index.  In addition, in order to improve its portfolio liquidity and its ability to track the Underlying Index, the Reference Asset may invest up to 10% of its assets in shares of other iShares® funds that seek to track the performance of equity securities of constituent countries of the Underlying Index.  BFA will not charge portfolio management fees on that portion of the Reference Asset’s assets invested in shares of other iShares® funds.

Representative Sampling

The Reference Asset pursues a “representative sampling” strategy in attempting to track the performance of the Underlying Index, and generally does not hold all of the equity securities included in the Underlying Index.  The Reference Asset invests in a representative sample of securities in the Underlying Index, which have a similar investment profile as the Underlying Index.  Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the Reference Asset is an actual investment portfolio.  The performance of the Reference Asset and the Underlying Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances.  A figure of 100% would indicate perfect correlation.  Any correlation of less than 100% is called “tracking error.”  The Reference Asset, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy.  Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the Underlying Index.

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Industry Concentration Policy

The Reference Asset will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the Reference Asset will concentrate to approximately the same extent that the Underlying Index concentrates in the stocks of such particular industry or group of industries.

Disclaimer

The securities are not sponsored, endorsed, sold or promoted by BFA.  BFA makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities.  BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

The Underlying Index

We have derived all information contained in this pricing supplement regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information.  The Underlying Index is a stock index calculated, published and disseminated daily by MSCI, a majority-owned subsidiary of Morgan Stanley, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.  Neither MSCI nor Morgan Stanley has any obligation to continue to calculate and publish, and may discontinue calculation and publication of the Underlying Index.

The Underlying Index is intended to measure equity market performance in developed market countries, excluding the U.S. and Canada.  The Underlying Index is a free float-adjusted market capitalization equity index with a base date of December 31, 1969 and an initial value of 100.  The Underlying Index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours.  The Underlying Index currently consists of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, The Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

Transition

On March 28, 2007, MSCI announced changes to the methodology used by MSCI to calculate its Standard and Small Cap Indices.  The transition of the Standard and Small Cap Indices to the MSCI Indices occurred in two phases, the first completed as of November 30, 2007 and the second completed as of May 30, 2008.  The current index calculation methodology used to formulate the Underlying Index (and which is also used to formulate the indices included in the MSCI Global Index Series) (the “MSCI Global Investable Market Indices Methodology”) was implemented as of June 1, 2008.

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Constructing the MSCI Global Investable Market Indices

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the “GICS”).

The “relevant market” with respect to a single country index is equivalent to the single country, except in DM-classified countries in Europe (as described below), where all such countries are first aggregated into a single market for index construction purposes.  Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the MSCI Global Investable Market Indices Methodology.

The “relevant market” with respect to a composite index includes each of the single countries which comprise the composite index.

The “Equity Universe” is the aggregation of all Market Investable Equity Universes.  The “DM Investable Equity Universe” is the aggregation of all the Market Investable Equity Universes for Developed Markets.

Defining the Equity Universe

(i)        Identifying Eligible Equity Securities: The Equity Universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets (“DM”) or Emerging Markets (“EM”).  All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, exchange traded funds, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the Equity Universe.  Real Estate Investment Trusts (“REITs”) in some countries and certain income trusts in Canada are also eligible for inclusion.

(ii)        Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by applying investability screens to individual companies and securities in the Equity Universe that are classified in that market.  A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes.  Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.

The investability screens used to determine the Investable Equity Universe in each market are as follows:

(i)
Equity Universe Minimum Size Requirement:  This investability screen is applied at the company level.  In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization.  A company will meet this requirement if its cumulative free float-adjusted market capitalization is within the top 99% of the sorted Equity Universe.

(ii)
Equity Universe Minimum Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(iii)
DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level.  To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity.  The twelve-month and three-month Annual Traded Value Ratio (“ATVR”), a measure that screens out extreme daily trading volumes and takes into account the free float−adjusted market capitalization size of securities, together with the three-month frequency of trading are used to measure liquidity.  In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered.  A minimum liquidity level of 20% of three- and twelve-month ATVR and 90% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of a DM, and a minimum liquidity level of 15% of three- and twelve-month ATVR and 80% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of an EM.

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(iv)
Global Minimum Foreign Inclusion Factor Requirement:  This investability screen is applied at the individual security level.  To be eligible for inclusion in a Market Investable Equity Universe, a security’s Foreign Inclusion Factor (“FIF”) must reach a certain threshold.  The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors.  This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company).  In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe.

(v)
Minimum Length of Trading Requirement: This investability screen is applied at the individual security level.  For an initial public offering (“IPO”) to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a Semi-Annual Index Review.  This requirement is applicable to small new issues in all markets.  Large IPOs are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

Defining Market Capitalization Size Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size-based indices:

o	Investable Market Index (Large + Mid + Small)

o	Standard Index (Large + Mid)

o	Large Cap Index

o	Mid Cap Index

o	Small Cap Index

Creating the Size Segment Indices in each market involves the following steps: (i) defining the Market Coverage Target Range for each size segment; (ii) determining the Global Minimum Size Range for each size segment; (iii) determining the Market Size-Segment Cutoffs and associated Segment Number of Companies; (iv) assigning companies to the size segments; and (v) applying final size-segment investability requirements and index continuity rules.

Index Continuity Rules for the Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

If after the application of the index construction methodology, a Standard Index contains fewer than five securities in a Developed Market or three securities in an Emerging Market, then the largest securities by free float-adjusted market capitalization are added to the Standard Index in order to reach five constituents in that Developed Market or three in that Emerging Market.  At subsequent Index Reviews, if the free float-adjusted market capitalization of a non-index constituent is at least 1.50 times the free float-adjusted market capitalization of the smallest existing constituent after rebalancing, the larger free float-adjusted market capitalization security replaces the smaller one.

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Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into Value or Growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard

All securities in the Global Investable Equity Universe are assigned to the industry that best describes their business activities.  To this end, MSCI has designed, in conjunction with Standard & Poor’s, the Global Industry Classification Standard. The GICS entails four levels of classification: (1) sector; (2) industry groups; (3) industries; (4) sub-industries. Under the GICS, each company is assigned uniquely to one sub-industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Maintenance of the MSCI EAFE® Index

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i)	Semi-Annual Index Reviews (“SAIRs”) in May and November of the Size Segment and Global Value and Growth Indices which include:

o	Updating the indices on the basis of a fully refreshed Equity Universe.

o	Taking buffer rules into consideration for migration of securities across size and style segments.

o	Updating FIFs and Number of Shares (“NOS”).

The objective of the SAIRs is to systematically reassess the various dimensions of the Equity Universe for all markets on a fixed semi-annual timetable.  A SAIR involves a comprehensive review of the Size Segment and Global Value and Growth Indices.

(ii)	Quarterly Index Reviews (“QIRs”) in February and August of the Size Segment Indices aimed at:

o	Including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index.

o	Allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR.

o	Reflecting the impact of significant market events on FIFs and updating NOS.

QIRs are designed to ensure that the indices continue to be an accurate reflection of the evolving equity marketplace.  This is achieved by a timely reflection of significant market driven changes that were not captured in the index at the time of their actual occurrence but are significant enough to be reflected before the next SAIR.  QIRs may result in additions or deletions due to migration to another Size Segment Index, and changes in FIFs and in NOS.  Only additions of significant new investable companies are considered, and only for the Standard Index.  The buffer zones used to manage the migration of companies from one segment to another are wider than those used in the SAIR.  The style classification is reviewed only for companies that are reassigned to a different size segment.

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(iii)
Ongoing event-related changes. Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events.  They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis.  These changes generally are reflected in the indices at the time of the event.  Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

Announcement Policy

The results of the SAIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May and November.  The results of the QIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August.  All changes resulting from corporate events are announced prior to their implementation.

The changes are typically announced at least ten business days prior to the changes becoming effective in the indices as an “expected” announcement, or as an “undetermined” announcement, when the effective dates are not known yet or when aspects of the event are uncertain.  MSCI sends “confirmed” announcements at least two business days prior to events becoming effective in the indices, provided that all necessary public information concerning the event is available.  The full list of all new and pending changes is delivered to clients on a daily basis, at 5:30 p.m., U.S. Eastern Time.

In exceptional cases, events are announced during market hours for same or next day implementation.  Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events.

In the case of secondary offerings representing more than 5% of a security’s number of shares for existing constituents, these changes will be announced prior to the end of the subscription period when possible and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available.

Both primary equity offerings and secondary offerings for U.S. securities, representing at least 5% of the security’s number of shares, will be confirmed through an announcement during market hours for next day or shortly after implementation, as the completion of the events cannot be confirmed prior to the notification of the pricing.

Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable prior to their implementation.

Index Calculation

Price Index Level

The MSCI Index is calculated using the Laspeyres’ concept of a weighted arithmetic average together with the concept of chain-linking.  As a general principle, the level of the MSCI Index level is obtained by applying the change in the market performance to the previous period level for the MSCI Index.

PriceIndexLevelUSDt = PriceIndexLevelUSDt -1 ×	IndexAdjustedMarketCapUSDt
IndexInitialMarketCapUSDt

PriceIndexLevelLocalt = PriceIndexLevelLocalt-1 ×	IndexAdjustedMarketCapForLocalt
IndexInitialMarketCapUSDt

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Where:
o	PriceIndexLevelUSDt-1 is the Price Index level in USD at time t-1.

o	IndexAdjustedMarketCapUSDt is the Adjusted Market Capitalization of the index in USD at time t.

o	IndexInitialMarketCapUSDt is the Initial Market Capitalization of the index in USD at time t.

o	PriceIndexLevelLocalt-1 is the Price Index level in local currency at time t-1.

o	IndexAdjustedMarketCapForLocalt is the Adjusted Market Capitalization of the index in USD converted using FX rate as of t-1 and used for local currency index at time t.

 Note: IndexInitialMarketCapUSD was previously called IndexUnadjustedMarketCapPreviousUSD

Security Price Index Level

SecurityPriceIndexLevel1 = SecurityPriceIndexLevelt-1 ×	SecurityAdjustedMarketCapForLocalt
SecurityInitialMarketCapUSDt

SecurityAdjustedMarketCapForLocalt =

IndexNumberOfSharest -1 × PricePerSharet × InclusionFactort x PAFt	×	ICIt
FXratet-1		ICIt-1

SecurityInitialMarketCapUSDt =
IndexNumberOfSharest -1 × PricePerSharet 1 × InclusionFactort
FXratet-1

Where:
o	SecurityPriceIndexLevelt-1 is Security Price Index level at time t-1.

o	SecurityAdjustedMarketCapForLocalt is the Adjusted Market Capitalization of security s in USD converted using FX rate as of t-1.

o	SecurityInitialMarketCapUSDt is the Initial Market Capitalization of security s in USD at time t.

o	IndexNumberOfSharest-1 is the number of shares of security s at time t-1.

o	PricePerSharet is the price per share of security s at time t.

o	PricePerSharet-1 is the price per share of security s at time t-1.

o
InclusionFactort is the inclusion factor of security s at time t.  The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.

o	PAFt is the Price Adjustment Factor of security s at time t.

o	FXratet -1 is the FX rate of the price currency of security s vs USD at time t-1. It is the value of 1 USD in foreign currency.

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o
ICIt is the Internal Currency Index of price currency at time t.  The ICI is different than 1 when a country changes the internal value of its currency (e.g. from Turkish Lira to New Turkish Lira – ICI = 1,000,000).

o	ICIt-1 is the Internal Currency Index of price currency at time t-1.

o	Index Market Capitalization.

Where:
o	IndexNumberOfSharest-1 is the number of shares of security s at time t-1.

o	PricePerSharet is the price per share of security s at time t.

o	PricePerSharet -1 is the price per share of security s at time t-1.

o
InclusionFactort is the inclusion factor of security s at time t. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion FactorS.

o	PAFt is the Price Adjustment Factor of security s at time t.

o	FXratet is the FX rate of the price currency of security s vs USD at time t. It is the value of 1 USD in foreign currency.

o	FXratet -1 is the FX rate of the price currency of security s vs USD at time t-1. It is the value of 1 USD in foreign currency.

o
ICIt is the Internal Currency Index of price currency at time t.  The ICI is different than 1 when a country changes the internal value of its currency (e.g. from Turkish Lira to New Turkish Lira – ICI = 1,000,000).

o	ICIt-1 is the Internal Currency Index of price currency at time t-1.

Corporate Events

Mergers and Acquisitions

As a general principle, MSCI implements mergers and acquisitions as of the close of the last trading day of the acquired entity or merging entities (last offer day for tender offers), regardless of the status of the securities (index constituents or non-index constituents) involved in the event.  MSCI uses market prices for implementation.  This principle applies if all necessary information is available prior to the completion of the event and if the liquidity of the relevant constituent(s) is not expected to be significantly diminished on the day of implementation.  Otherwise, MSCI will determine the most appropriate implementation method and announce it prior to the changes becoming effective in the indices.

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Tender Offers

In tender offers, the acquired or merging security is generally deleted from the applicable MSCI Indices at the end of the initial offer period, when the offer is likely to be successful and / or if the free float of the security is likely to be substantially reduced (this rule is applicable even if the offer is extended), or once the results of the offer have been officially communicated and the offer has been successful and the security’s free float has been substantially reduced, if all required information is not available in advance or if the offer’s outcome is uncertain.  The main factors considered by MSCI when assessing the outcome of a tender offer (not in order of importance) are: the announcement of the offer as friendly or hostile, a comparison of the offer price to the acquired security’s market price, the recommendation by the acquired company’s board of directors, the major shareholders’ stated intention whether to tender their shares, the required level of acceptance, the existence of pending regulatory approvals, market perception of the transaction, official preliminary results if any, and other additional conditions for the offer.

If a security is deleted from an index, the security will not be reinstated immediately after its deletion even when the tender offer is subsequently declared unsuccessful and/or the free float of the security is not substantially reduced. It may be reconsidered for index inclusion in the context of a quarterly index review or annual full country index review.  MSCI uses market prices for implementation.

Late Announcements of Completion of Mergers and Acquisitions

When the completion of an event is announced too late to be reflected as of the close of the last trading day of the acquired or merging entities, implementation occurs as of the close of the following day or as soon as practicable thereafter.  In these cases, MSCI uses a calculated price for the acquired or merging entities.  The calculated price is determined using the terms of the transaction and the price of the acquiring or merged entity, or, if not appropriate, using the last trading day’s market price of the acquired or merging entities.

Conversions of Share Classes

Conversions of a share class into another share class resulting in the deletion and/or addition of one or more classes of shares are implemented as of the close of the last trading day of the share class to be converted.

Spin-Offs

On the ex-date of a spin-off, a PAF is applied to the price of the security of the parent company.  The PAF is calculated based on the terms of the transaction and the market price of the spun-off security. If the spun-off entity qualifies for inclusion, it is included as of the close of its first trading day.  If appropriate, MSCI may link the price history of the spun-off security to a security of the parent company.

In cases of spin-offs of partially-owned companies, the post-event free float of the spun-off entity is calculated using a weighted average of the existing shares and the spun-off shares, each at their corresponding free float.  Any resulting changes to FIFs and/or DIFs are implemented as of the close of the ex-date.

When the spun-off security does not trade on the ex-date, a “detached” security is created to avoid a drop in the free float-adjusted market capitalization of the parent entity, regardless of whether the spun-off security is added or not.  The detached security is included until the spun-off security begins trading, and is deleted thereafter.  Generally, the value of the detached security is equal to the difference between the cum price and the ex price of the parent security.

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Corporate Actions

Corporate actions such as splits, bonus issues and rights issues, which affect the price of a security, require a price adjustment.  In general, the PAF is applied on the ex-date of the event to ensure that security prices are comparable between the ex-date and the cum date.  To do so, MSCI adjusts for the value of the right and/or the value of the special assets that are distributed. In general, corporate actions do not impact the free float of the securities because the distribution of new shares is carried out on a pro rata basis to all existing shareholders.  Therefore, MSCI will generally not implement any pending number of shares and/or free float updates simultaneously with the event.

If a security does not trade for any reason on the ex-date of the corporate action, the event will be generally implemented on the day the security resumes trading.

Share Placements and Offerings

Changes in number of shares and FIF resulting from primary equity offerings representing more than 5% of the security’s number of shares are generally implemented as of the close of the first trading day of the new shares, if all necessary information is available at that time.  Otherwise, the event is implemented as soon as practicable after the relevant information is made available.  A primary equity offering involves the issuance of new shares by a company.  Changes in number of shares and FIF resulting from primary equity offerings representing less than 5% of the security’s number of shares are deferred to the next regularly scheduled Quarterly Index Review following the completion of the event.  For public secondary offerings of existing constituents representing more than 5% of the security’s number of shares, where possible, MSCI will announce these changes and reflect them shortly after the results of the subscription are known.  Secondary public offerings that, given lack of sufficient notice, were not reflected immediately will be reflected at the next Quarterly Index Review.  Secondary offerings involve the distribution of existing shares of current shareholders’ in a listed company and are usually pre-announced by a company or by a company’s shareholders and open for public subscription during a pre-determined period.

Debt-to-Equity Swaps

In general, large debt-to-equity swaps involve the conversion of debt into equity originally not convertible at the time of issue.  In this case, changes in numbers of shares and subsequent FIF and/or DIF changes are implemented as of the close of the first trading day of the newly issued shares, or shortly thereafter if all necessary information is available at the time of the swap.  In general, shares issued in debt-to-equity swaps are assumed to be issued to strategic investors.  As such, the post event free float is calculated on a pro forma basis assuming that all these shares are non-free float. Changes in numbers of shares and subsequent FIF and/or DIF changes due to conversions of convertible bonds or other convertible instruments, including periodical conversions of preferred stocks and small debt-to-equity swaps are implemented as part of the quarterly index review.

Suspensions and Bankruptcies

MSCI will remove from the MSCI Equity Index Series as soon as practicable companies that file for bankruptcy, companies that file for protection from their creditors and/or are suspended and for which a return to normal business activity and trading is unlikely in the near future.  When the primary exchange price is not available, MSCI will delete securities at an over the counter or equivalent market price when such a price is available and deemed relevant. If no over the counter or equivalent price is available, the security will be deleted at the smallest price (unit or fraction of the currency) at which a security can trade on a given exchange.  For securities that are suspended, MSCI will carry forward the market price prior to the suspension during the suspension period.

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This pricing supplement relates only to the Notes offered hereby and does not relate to the shares of the Reference Asset. We have derived all disclosures contained in this pricing supplement regarding the Reference Asset and the Underlying Index from the publicly available documents described in the preceding paragraphs. Neither we nor RBC Capital Markets Corporation or its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Asset or the Underlying Index in connection with the offering of the Notes. Neither we nor RBC Capital Markets Corporation or its affiliates make any representation that such publicly available documents or any other publicly available information regarding the Reference Asset or the Underlying Index are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the shares of the Reference Asset (and therefore the payment at maturity) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Asset or the Underlying Index could affect the value you will receive on the Maturity Date with respect to the Notes and therefore the market value of the Notes.

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Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2006, 2007, 2008, and 2009, as well as for the period from January 1, 2010 through January 13, 2010.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the level of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

 Composition and Historical Performance of the Reference Asset

As of December 31, 2009, the top ten industry sectors in which the Reference Asset had invested, and its top ten security holdings by company, were as follows:

TOP TEN SECTORS
1 Financials	25.49%
2 Industrials	11.29%
3 Materials	10.30%
4 Consumer Staples	10.03%
5 Consumer Discretionary	9.67%
6 Energy	8.36%
7 Health Care	8.28%
8 Telecommunication Services	5.83%
9 Utilities	5.80%
10 Information Technology	4.65%

TOP TEN HOLDINGS
1 HSBC Holdings PLC	1.93%
2 BP PLC	1.77%
3 Nestle SA-REG	1.64%
4 Total SA	1.33%
5 Banco Santander SA	1.29%
6.BHP Billiton Ltd.	1.27%
7 Toyota Motor Corp	1.19%
8 Vodafone Group PLC	1.19%
9 Roche Holding AG Genusschein	1.17%
10 Telefonica SA	1.16%
Source: www.iShares®.com

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Period- Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)

1/1/2006	3/31/2006	65.52	60.21	64.92
4/1/2006	6/30/2006	70.65	59.4	65.39
7/1/2006	9/29/2006	68.52	60.93	67.75
9/30/2006	12/29/2006	74.66	67.61	73.22

1/1/2007	3/30/2007	77.18	70.9	76.26
3/31/2007	6/29/2007	81.79	76.05	80.77
6/30/2007	9/28/2007	83.8	67.5	82.59
9/29/2007	12/31/2007	86.5	78	78.5

1/1/2008	3/31/2008	79.22	65.63	71.9
4/1/2008	6/30/2008	78.77	68.06	68.67
7/1/2008	9/30/2008	68.39	52	56.3
10/1/2008	12/31/2008	56.42	35.53	44.86

1/1/2009	3/31/2009	45.62	31.56	37.59
4/1/2009	6/30/2009	49.18	37.28	45.81
7/1/2009	9/30/2009	56.31	43.292	54.68
10/1/2009	12/31/2009	57.66	52.42	55.28

1/1/2010	1/13/2010	57.86	56.38	57.59

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about January 19, 2010, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated January 11, 2010.

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No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or RBC Capital Markets Corporation.  This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

$2,507,000

Buffered Bullish Digital Notes
Linked to the iShares® MSCI EAFE Index Fund, due April 18, 2011

January 13, 2010